PORTIONS OF THIS EXHIBIT HAVE BEEN OMITTED BECAUSE SUCH PORTIONS ARE BOTH NOT MATERIAL AND CONTAINS PERSONAL INFORMATION. THE OMISSIONS HAVE BEEN INDICATED BY ASTERISKS ("[***]").

Borr Drilling

To: DNB Bank ASA as Agent (the "**Agent**") for and on behalf of the Finance Parties

From: Borr Drilling Limited (the "**Original Borrower**") for and on behalf of itself and the other Obligors

26 January 2022

Dear Sir/Madam

Borr Drilling Limited – (A) USD 450,000,000 Senior Secured Credit Facilities Agreement and (B) USD 100,000,000 Senior Secured Revolving Facility Agreement

We refer to:

(a) The USD 450,000,000 Senior Secured Credit Facilities Agreement originally dated 25 June 2019 (as amended and restated by an amendment and restatement agreement dated 7 July 2020, and as further amended thereafter, the "**450 Facilities Agreement**") made between, among others the Original Borrower, various financial institutions listed therein as lenders and DNB Bank ASA as Agent.

(b) The USD 100,000,000 Senior Secured Revolving Facility Agreement originally dated 25 June 2019 (as amended and restated by an amendment and restatement agreement dated 7 July 2020, and as further amended thereafter, the "**100 Facility Agreement**") made between, among others the Original Borrower, various financial institutions listed therein as lenders and DNB Bank ASA as Agent.

The 450 Facilities Agreement and the 100 Facility Agreement are hereinafter referred to as the "**Facilities Agreements**".

Terms and expressions defined in the Facilities Agreements have the same meanings when used herein unless the context otherwise requires.

1. CONSENTS AND AMENDMENTS

We refer to our letter dated 5 January 2022 and further supplemental correspondence between ourselves and certain Finance Parties thereafter (the "**January 2022 Request**") for consent to (A) enter into certain amendments to certain of the Other Stakeholder Documentation previously entered into with the Other Stakeholders PPL Shipyard Pte Ltd and Keppel FELS Limited (respectively the "**PPL Shipyard Finance Facility**" and the " **Keppel Shipyard Finance Facility**") and to (B) amend the Book Equity Ratio covenant so that it stays at 25% until 30 June 2022. The letter dated 5 January 2022 appended signed term sheets between the Original Borrower and PPL Shipyards Pte Limited ("**PPL**" and such term sheet being the "**PPL Term Sheet**") and the Original Borrower and Keppel Fels Limited ("**Keppel**" and such term sheet being the "**Keppel Term Sheet**").

With reference to the January 2022 Request, and with effect on and from the date this letter (the "**Letter**") is countersigned by the parties hereto, pursuant to the January 2022 Request, we hereby request that the Agent on behalf of the Finance Parties under the Facilities Agreements agrees to the following amendments, waivers and consents in respect of the terms of the Facilities Agreements:

(i) The Book Equity Ratio requirement applicable to the Original Borrower (on a consolidated basis) under Clause 24.3 (*Book Equity Ratio*) of the 450 Facilities Agreement and Clause 21.3 (*Book Equity Ratio*) of the 100 Facility Agreement from and including 1 February 2022 to be amended. Clause 24.3 of the 450 Facilities Agreement and Clause 21.3 of the 100 Facility Agreement to be amended to read as follows:

"***[24.3] [21.3] Book Equity Ratio***

The Original Borrower (on a consolidated basis) shall:

(i) at all times to and including 30 June 2022 have a Book Equity Ratio equal to or higher than 25%;

(ii) at all times from and including 1 July 2022 to and including 31 December 2022 have a Book Equity Ratio equal to or higher than 30%; and

(iii) at all times on and after 1 January 2023 have a Book Equity Ratio equal to or higher than 35%."

(ii) [redacted]

"*7.6* [redacted]

[redacted]

[redacted]

(b) [redacted]

(iii) A waiver of Clause 25.33 of the 450 Facilities Agreement and Clause 22.33 of the 100 Facility Agreement in respect of the payments contemplated under and as specifically described in the PPL Term Sheet and Keppel Term Sheet including:

to PPL,

a) a payment of \$3.7665 million (the "**PPL Extension Fee**") following the implementation of the PPL Term Sheet plus any additional amount payable to PPL in the event that the total upfront fees or equivalent payable to any other financial creditor with respect to any deferment or refinancing is higher than 0.50% of that creditor's outstanding principal;

b) payments of \$2 million on the last business day of each of March, June and September 2022, and \$24 million on 31 December 2022 (instead of the payments totalling \$12 million contemplated by Section 2.4 of the PPL Shipyard Finance Facility);

c) \$20 million in March 2023 (instead of the \$18 million contemplated by Section 2.4 of the PPL Shipyard Finance Facility);

[1] This Letter.

d) payment of half of the Capitalised Interest (as defined in the PPL Shipyard Finance Facility) in three equal instalments on the last business day of June, September and December 2023;

e) payment of half of the Capitalised Interest (as defined in the PPL Shipyard Finance Facility) in four equal instalments on the last business day of March, June, September and December 2024;

f) a payment of $12.7 million (less the amount of the PPL Extension Fee) of the proceeds of the equity offering that the Original Borrower contemplates to conduct in connection with the transactions contemplated by the PPL Term Sheet which was committed in December 2021 and to be completed in 2022;

g) a payment of 20% of the net proceeds of other future equity offerings by the Original Borrower; and

h) a payment of $10 million to be payable if, during 2022, the market capitalisation of the Original Borrower exceeds $500m, over a period of at least five consecutive trading days;

to Keppel,

i) a payment of $2.8 million (the "**Keppel Extension Fee**") following the implementation of the Keppel Term Sheet;

j) payments of $1.5 million on the last business day of each of March, June and September 2022, and $18.1 million in December 2022 (instead of the payments totalling $12 million contemplated by Section 2.4 of the Keppel Shipyard Finance Facility);

k) $15.7 million, or, if lower, such amount required to reduce the accrued balance of interest, cost cover and holding costs pursuant to the Keppel Shipyard Finance Facility to zero in March 2023 (instead of the $18 million contemplated by Section 2.4 of the Keppel Shipyard Finance Facility);

l) payment of half of the accrued balance of interest, cost cover and holding costs pursuant to the Keppel Shipyard Finance Facility in three equal instalments on the last business day of June, September and December 2023;

m) payment of half the accrued balance of interest, cost cover and holding costs pursuant to the Keppel Shipyard Finance Facility in four equal instalments on the last business day of March, June, September and December 2024;

n) a payment of $9.7 million (less the amount of the Keppel Extension Fee) of the proceeds of the equity offering that the Original Borrower contemplates to conduct in connection with the transactions contemplated by the Keppel Term Sheet which was committed in December 2021 and to be completed in 2022;

o) a payment of 14.3% of the net proceeds of other future equity offerings by the Original Borrower; and

p) a payment of $8.7 million to be payable if, during 2022, the market capitalisation of the Original Borrower exceeds $500m, over a period of at least five consecutive trading days.

(iv) To the extent applicable, a waiver of Clause 25.35 (*Additional limitations in respect of Security*) of the 450 Facilities Agreement and Clause 22.35 (*Additional limitations in respect of Security*) of the 100 Facility Agreement to the extent it applies to any new Security or Quasi-Security granted for the benefit of creditors under the Other Stakeholder Documentation by a member of the Group which, and only to the extent that such security, replaces, substitutes, reaffirms or restates any Security or Quasi-Security granted or provided for under the Other Stakeholder Documentation or the relevant other of the Facilities Agreements on or before 30 July 2020.

(v) To the extent applicable, a waiver of Clause 25.30 (*Additional undertakings related to the Security Provider*) (c)(vi) of the 450 Facilities Agreement and Clause 22.30 (*Additional undertakings related to the Security Provider*) (c)(vi), in respect of any increase in the guaranteed liability under the guarantee in favour of PPL Shipyard Pte Ltd arising as a result of the extension to the repayment dates contemplated under the PPL Term Sheet, provided that there shall be no increase in the rate applicable to the capitalised interest guaranteed under the guarantee in favour of PPL Shipyard Pte Ltd.

(vi) To the extent applicable, a waiver of Clause 27.6 (*Insolvency*) (a) of the 450 Facilities Agreement and Clause 24.6 (*Insolvency*) (a) of the 100 Facility Agreement, in relation to negotiations between the Obligors and their creditors in relation to a refinance or extension of to the maturities under the Other Stakeholder Documentation and the $350 million unsecured convertible bonds issued by the Original Borrower pursuant to bond terms dated 18 May 2018.

(vii) To the extent applicable, any amendments, waivers or consents necessary under or in respect of one of the Facilities Agreements required to implement the amendments, waivers and consents in this Letter in the other of the Facilities Agreements, and vice versa.

(viii) Without prejudice to the undertakings set forth in Clause 2(iii) below, a general consent to the amendments to the relevant Other Stakeholder Documentation necessary to implement the transactions set out in and contemplated by the PPL Term Sheet and the Keppel Term Sheet.

2. AFFIRMATION AND FURTHER ASSURANCE

(i) The Original Borrower confirms for itself and on behalf of the other Obligors:

a) its knowledge and acceptance of this Letter;

b) that all Finance Documents, including the Facilities Agreements shall continue in full force and effect; and

c) that any Transaction Security and any guarantee and indemnity granted by it under the Facilities Agreements will remain in full force and effect and will continue to constitute the legal, valid and binding obligations of the relevant Obligor.

(ii) The Original Borrower undertakes that it shall enter into negotiations with the Lenders and the ad hoc group of holders (currently represented by Akin Gump LLP) (the "**AHG**") of its 3.875% Senior Unsecured Convertible Bonds due 2023 (the "**Convertible Bonds**") from the date this letter is countersigned by the parties hereto and use its best efforts acting reasonably and in good faith [redacted] (i) to agree and sign a binding lock-up and refinancing agreement in relation to a refinancing of the Loans under the Facilities Agreements and the Convertible Bonds (the "**Facility and Bond Refinancing**") by no later than 31 March 2022 which shall contain customary provisions requiring the Company to disclose material non-public information by way of cleansing announcements, and (ii) to implement and complete the Facility and Bond Refinancing by no later than 30 June 2022.

(iii) In respect of the PPL Term Sheet and the Keppel Term Sheet, the Original Borrower undertakes to promptly provide written notice to the Lenders in the event that: (i) the conditions precedent to the amendments to the PPL Shipyard Finance Facility and/or the Keppel Shipyard Finance Facility contemplated by the PPL Term Sheet and/or the Keppel Term Sheet are not expected to be satisfied or waived; or (ii) the amendments contemplated by the PPL Term Sheet and/or the Keppel Term Sheet are not expected to be (or are not by 30 June 2022) implemented and, in the event that any of the matters or circumstances set out in limb (i) and/or (ii) above occur, the amendments to the Facilities Agreements set out (other than the undertaking set out at paragraph 2 (ii) of this Letter) shall cease to apply for any actions taken from the time of such event. In addition, in the event that: (i) the amendments to the PPL Shipyard Finance Facility and/or the Keppel Shipyard Finance Facility revert to their original terms as a result of the reversion provision in the PPL Term Sheet and/or the Keppel Term Sheet; or (ii) the terms of the PPL Term Sheet and/or the Keppel Term Sheet are amended, waived or otherwise modified in any respect (either prior to implementation or thereafter (having been reflected in the relevant documentation with Keppel and/or PPL)) and not otherwise approved in writing by the Agent (on the instructions of the Majority Lenders), then from such time the amendments to the Facilities Agreements contemplated in the January 2022 Request (other than the undertaking set out at paragraph 2 (ii) of this Letter) shall cease to apply for any actions to be taken from the time of such reversion, amendment, waiver or modification (as applicable).

For the avoidance of doubt, the PPL Shipyard Finance Facility and the Keppel Shipyard Finance Facility agreements, when amended pursuant to the PPL Term Sheet and the Keppel Term Sheet, respectively, will each contain a revisions clause which will state that in the event the Facility and Bond Refinancing fails to be completed by 30 June 2022, each of the PPL Shipyard Finance Facility and the Keppel Shipyard Finance Facility agreements (each as amended pursuant to the PPL Term Sheet and the Keppel Term Sheet, respectively) will then revert go back to its original form (i.e. prior to giving effect to the amendments contemplated by the PPL Term Sheet and the Keppel Term Sheet, respectively) including the removal of the provisions requiring that an aggregate of 34.3% of the net proceeds of other future equity offerings by

the Original Borrower be paid to the creditors under those facilities (as contemplated by clauses 1(iii)(g) and (o) above), which provisions will then no longer apply.

The parties hereto agree and acknowledge that Clauses 36 (*Notices*), 45 (*Governing law*) and 47 (*Enforcement*) of the 450 Facilities Agreement and Clauses 33 (*Notices*), 42 (*Governing law*) and 44 (*Enforcement*) of the 100 Facility Agreement shall apply to this Letter as if they were expressly incorporated in this Letter with any necessary modifications. The Finance Parties agree to treat any information received in connection with this Letter which relates to the Original Borrower Group as Confidential Information in accordance with the terms the Facilities Agreements.

This Letter shall, with effect from and including the date of this Letter, constitute a Finance Document for the purposes of the Facilities Agreements and the other Finance Documents.

The Original Borrower represents and warrants to the Finance Parties under each of the Facilities Agreements that the Repeating Representations under each such agreement are true and correct as of the date of this Letter.

The Parties agree and acknowledge that this Letter, redacted to remove any commercially sensitive information, may be disclosed by the Original Borrower to the Other Stakeholders and, if required by applicable law or regulation, filed with the US Securities and Exchange Commission or the Financial Supervisory Authority of Norway.

The Original Borrower shall promptly following demand pay to the Agent the amount of all reasonable costs and expenses (including external legal fees) incurred by it in connection with:

(a) the negotiation, execution, delivery and (if applicable) registration of this Letter; and

(b) any amendment, waiver, consent or suspension of rights (or any proposal for any of the foregoing) requested or made by or on behalf of any Obligor in relation to, in each case, this Letter or any other documents contemplated hereby.

This Letter may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Letter.

***

For and on behalf of **Borr Drilling Limited** (for and on behalf of itself and the other Obligors)

[redacted]

Name: [redacted]

Title: Director

Borr Drilling

We, **DNB Bank ASA** (for and on behalf of the Finance Parties under the Facilities Agreements) hereby agree to the above.

For and on behalf of **DNB Bank ASA**

[redacted]

Senior Advisor

Title:

[redacted]

Senior Advisor